Home61 Inc.
Consolidated
Profit Loss
FYE 2017

	FYE 2017
Ordinary Income/Expense	
Income	
Rental & Sales Income	1,386,325.07
Other Income	5,166.70
Total Income	1,391,491.77
Cost of Goods Sold	
Employee Commissions	809,738.13
Total Employee Commissions	809,738.13
Total COGS	809,738.13
Gross Profit	581,753.64
Expense	
General & Administration	
Professional Fees	
Audit & Accounting Fees	5,495.00
Consulting	5,000.00
Legal Fees	29,514.32
Technology	8,177.00
Real Estate Account Mgr.	44,699.02
Web Administration	284,068.84
Total Professional Fees	376,954.18
Total General & Administration	376,954.18
Human Resources	
Payroll Processing Fees	4,339.39
Payroll Tax	43,411.57
Salaries - Management	175,000.00
Salaries - Real Estate	415,350.19
Total Human Resources	638,101.15
Marketing	
Miami	
Design/Translations	53,249.80
SEM	346,753.78
SEO	2,302.50
Social Media	4,503.76
Other Marketing	221,765.83
Total Miami	628,575.67
Total Marketing	628,575.67
Other Operating Expense	
Bank Service Charges	900.37
Cleaning	3,950.00
Communications	42,825.16
Computer/IT Expense	6,264.97
Depreciation	1,688.00
Dues & Subscriptions	7,684.90
Equipment Leasing	1,059.25
Insurance	54,498.86
Interest	102.00
Licenses & Permits	197.58
Meals & Entertainment	12,693.78
Motor Vehicle	25,640.00
Office Supplies	11,422.81
Other Expenses	3,764.17
Postage and Delivery	922.03
Recruiting Fees	24,557.80
Repairs and Maintenance	2,106.22
Travel	2,764.94
Total Other Operating Expense	203,042.84
Rent	
Rent Expense - US	63,009.60
Utilities	2,084.91
Total Rent	65,094.51
Total Expense	1,911,768.35
Net Ordinary Income	-1,330,014.71
Net Income	**-1,330,014.71**

Certified by:

  Olivier Grinda - CEO
Name and Title of Officer